UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Epicor Software Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29426L108
(CUSIP Number)
Todd M. Pickup
2532 Dupont Drive
Irvine, California 92612
(949) 250-1020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29426L108

1	NAMES OF REPORTING PERSONS Todd Martin Pickup, an individual

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		5,364,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		335,400 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,364,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

335,400 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,699,400 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of (i) 100,000 shares owned directly by Todd Martin Pickup; (ii) 39,000 shares owned directly by Pickup Grandchildren’s Trust; (iii) 25,000 shares owned directly by Pickup Living Trust; and (iv) 5,200,000 shares owned directly by Vintage Trust II, over all of which shares Todd Martin Pickup has sole investment and voting power.
(2) Consists of 10,400 shares owned directly by Vintage Trust, and 325,000 shares owned directly by Plus Four Equity Partners, L.P., over all of which shares Todd Martin Pickup shares investment and voting power.
(3) Consists of the sum of all shares referenced in footnotes (1) and (2) above.
(4) The percentages used herein and in the rest of this Schedule 13D are calculated based on 64,166,065 shares of Common Stock outstanding as of March 31, 2011 as set forth in the Merger Agreement (as defined below) filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2011.

Page 2 of 7 Pages

CUSIP No.	29426L108

1	NAMES OF REPORTING PERSONS Vintage Trust II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		5,200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,200,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 7 Pages

CUSIP No.	29426L108

Item 1.	Security and Issuer
This filing pertains to the Common Stock, $0.001 par value per share (“Common Stock”), of Epicor Software Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 18200 Von Karman Avenue, Suite 1000, Irvine, California 92612. The respective percentages of shares of Common Stock reported owned by the persons named herein are based upon 64,166,065 shares of Common Stock outstanding as of March 31, 2011 as set forth in the Merger Agreement (as defined below) filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2011. The holdings reported herein are as of the close of business on April 5, 2011.

Item 2.	Identity and Background
The names of the Reporting Persons are Todd Martin Pickup and Vintage Trust II (the “Trust”). The principal business address for Mr. Pickup is 2532 Dupont Drive, Irvine, California 92612, and of the Trust is 9505 Hillwood Drive, Suite 100, Las Vegas, Nevada 89134.
The principal occupation of Mr. Pickup is engaging in property management and investment activities on behalf of a number of family concerns; the principal business of the Trust is managing the assets of the Trust on behalf of the beneficiaries of the Trust.
Neither of the Reporting Persons, and no Pickup Entity (as defined below), has during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Neither of the Reporting Persons, and no Pickup Entity (as defined below), has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Mr. Pickup is a citizen of the United States of America. The Trust is a trust organized under the laws of the state of Nevada.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock that are the subject of this Schedule 13D were acquired by the Reporting Persons in open market purchases using personal funds of the Reporting Persons. These purchases were previously reported on a Schedule 13G filed by the Reporting Persons with the SEC on March 2, 2009, as amended by Amendments No. 1 and 2 thereto filed with the SEC on, respectively, February 12, 2010 and February 14, 2011.
See Item 4 for a description of the Merger Agreement and the Support Agreement (in each case, as defined in said Item 4).

Item 4.	Purpose of Transaction
On April 4, 2011, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Eagle Parent, Inc. (“Parent”) and Element Merger Sub, Inc., a wholly owned subsidiary of Parent (“Sub”), pursuant to which (i) Sub will make a cash tender offer (the “Offer”) for each share of the Common Stock, and (ii) regardless of whether the Offer is consummated, Sub will merge with and into the Company (the “Merger”), all subject to the terms and conditions set forth in the Merger Agreement.
In connection with the Merger Agreement and the transactions contemplated thereby, on April 4, 2011, the Reporting Persons, together with, inter alios, the persons other than the Reporting Persons referenced in Footnotes 1 and 2 on page 2 of this Schedule 13D (collectively, the “Pickup Entities”), entered into a non-tender and support agreement (the “Support Agreement”) pursuant to which the Reporting Persons and the Pickup Entities agreed to (i) not tender shares of Common Stock into the Offer, (ii) vote in favor of and otherwise support the Merger and the other transactions contemplated by the Merger Agreement and (iii) transfer certain shares of Common Stock to Parent or an affiliate of Parent in exchange for cash in the amount of $12.50 per share prior to the effective time of the Merger on the terms and subject to the conditions set forth in the Support Agreement or as otherwise agreed between Parent and the Reporting Persons and the Pickup Entities.

Page 4 of 7 Pages

CUSIP No.	29426L108
Other than pursuant to or as contemplated by the Merger Agreement and the Support Agreement, neither of the Reporting Persons, and no Pickup Entity, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company or the management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
The description of the Support Agreement herein does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached hereto as Exhibit B, and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer
(a) Todd Martin Pickup may be deemed to beneficially own 5,699,400 shares of Common Stock, constituting 8.9% of the shares of Common Stock outstanding, 5,200,000 of which, or 8.1% of the shares outstanding, are directly owned by the Trust, and 399,400 of which, or less than 1% of the shares outstanding, are directly owned, collectively, by the Pickup Entities.
(b) Mr. Pickup (i) has the sole power (other than as affected by the terms of the Voting Agreement) to vote and dispose of, or to direct the vote and disposition of, 5,364,000 shares of Common Stock, constituting 8.4% of the shares of Common Stock outstanding, 5,200,000 of which, or 8.1% of the shares outstanding, are directly owned by the Trust, and (ii) has shared power to vote and dispose of, or to direct the vote and disposition of, 335,400 shares, or less than 1% of the shares of Common Stock outstanding.
Joseph W. Moody shares with Todd Martin Pickup the power to vote or direct the vote of, and to dispose or direct the disposition of, all 325,000 shares of the Common Stock owned directly by Plus Four Equity Partners, L.P. Devon Martin, the sister of Mr. Pickup, is deemed to share with Mr. Pickup the power to vote or direct the vote of, and to dispose or direct the disposition of, all 10,400 shares of the Common Stock owned by Vintage Trust. Mr. Moody’s principal occupation is serving as the manager and Chief Financial Officer of Plus Four Management, LLC, a Nevada limited liability company; Mrs. Martin is a homemaker, whose residence address is 1939 Port Nelson Place, Newport Beach, California 92660. The business address for Mr. Moody is 2532 Dupont Drive, Irvine, California 92612. During the last five years, neither Mr. Moody nor Mrs. Martin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. Moody and Mrs. Martin is a citizen of the United States.
(c) Other than with respect to the execution of the Support Agreement, neither Reporting Person, and no Pickup Entity, has effected any transaction in the shares of Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Page 5 of 7 Pages

CUSIP No.	29426L108

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4 for a description of the Support Agreement.
Except with respect to the Support Agreement, neither of the Reporting Persons, and no Pickup Entity, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including, but not limited to, transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Name
Exhibit A	Joint Filing Agreement, dated April 7, 2011, by and between the Reporting Persons
Exhibit B	Non-Tender and Support Agreement

Page 6 of 7 Pages

CUSIP No.	29426L108
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 7, 2011

/s/ Todd Martin Pickup
TODD MARTIN PICKUP

VINTAGE TRUST II
By:	/s/ Todd Martin Pickup
Todd Martin Pickup
Trustee

Page 7 of 7 Pages